medies@mail.com

+44 7967 396263

August 4, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jennie Beysolow, Esq. Donald Field, Esq Amy Geddes, CPA Joel Parker, CPA

Re:	MEDIES Registration Statement on Form S-1 Filed April 15, 2022 Amendment No. 5 to Registration Statement on Form S-1 Filed July 27, 2022 File No. 333-264308

Ladies and Gentlemen:

We are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated August 4, 2022, relating to the Company's Registration Statement on Form S-1, filed with the Commission on April 15, 2022 (the “Registration Statement”). Herewith, an exhibit to Amendment No. 6 to the Registration Statement (“Amendment No. 6”) is being filed in response to the Commission's comments on the Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Staff's letter, and the Staff’s comments are presented in bold italics.

Amendment No. 5 to Registration Statement on Form S-1

General

1.	We note that Exhibit 10.6 states that "[t]his loan is unsecured, interest-free, and is payable upon demand by February 10, 2022." We also note that this statement is inconsistent with your disclosure throughout the prospectus that "[t]his loan is unsecured, interest-free, and is payable upon demand, but not before February 10, 2024." Please reconcile and revise the prospectus throughout to ensure that the loans terms are consistently disclosed.

In response to the Staff’s comment, we have filed the related agreement as an exhibit EX-10.6 to the registration statement with the date error corrected in it.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at +44 7967 396 263; or email medies@mail.com.

Sincerely,

MEDIES

/s/ Kenneth Tindall